

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Stephen Linehan, President
Capital One Multi-Asset Execution Trust
c/o Capital One Funding, LLC
140 East Shore Drive
Room 1071-B
Glen Allen, VA 23059

> **Re: Capital One Multi-Asset Execution Trust**
> **Capital One Master Trust**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 333-75276 and 000-25762**

Dear Mr. Linehan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel